UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549


                                      SCHEDULE 13D

                        Under the Securities Exchange Act of 1934
                                   (Amendment No. 5)*

                                   INAMED Corporation
                                    (Name of Issuer)

                              Common Stock, Par Value $ .01
                             (Title of Class of Securities)

                                        453235103
                                     (CUSIP NUMBER)

                                    Donald K. McGhan
              3800 Howard Hughes Pkwy., Las Vegas, NV 89109 (702) 791-3388
           (Name, address and telephone number of person authorized to receive notices and communications)

                                      May 27, 1997
                 (Date of event which requires filing of this statement)

           If the filing person has previously filed a statement on Schedule
         13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check
         the following box [   ].

              Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

              NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 1 3d-1 (a) for other parties to whom copies are to be sent.

              *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

              The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         13D
         CUSIP No. 453235103

         (1)NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Donald K. McGhan

         (2)CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)
                                                               (b)[X]

         (3)SEC USE ONLY


         (4)SOURCE OF FUNDS*

            PF & OO

         (5)CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)[   ]

         (6)CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

         NUMBER OF     (7)SOLE VOTING POWER
                          635,604
         SHARES
                       (8)SHARED VOTING POWER
         BENEFICIALLY     1,243,301

         OWNED BY      (9)SOLE DISPOSITIVE POWER
                          635,604
         EACH
                       (10)SHARED DISPOSITIVE POWER
         REPORTING         1,243,301

         PERSON WITH

         (11)AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,243,301


         (12)CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*[   ]

         (13)PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             15.13%

         (14)TYPE OF REPORTING PERSON*

             IN

         *  SEE INSTRUCTIONS BEFORE FILLING OUT! 13D
         CUSIP No. 453235103

         (1)NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Shirley M. McGhan

         (2)CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)
                                                               (b)[X]

         (3)SEC USE ONLY


         (4)SOURCE OF FUNDS*

            PF & OO

         (5)CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)[   ]

         (6)CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

         NUMBER OF     (7)SOLE VOTING POWER
                          207,310
         SHARES
                       (8)SHARED VOTING POWER
         BENEFICIALLY     1,243,301

         OWNED BY      (9)SOLE DISPOSITIVE POWER
                          207,310
         EACH
                       (10)SHARED DISPOSITIVE POWER
         REPORTING         1,243,301

         PERSON WITH

         (11)AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,243,301

         (12)CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*[   ]

         (13)PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             15.13%

         (14)TYPE OF REPORTING PERSON*

             IN

         *  SEE INSTRUCTIONS BEFORE FILLING OUT!

         13D
         CUSIP No. 453235103

         (1)NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         International Integrated Industries Limited Liability Corporation

         (2)CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)
                                                                (b)[X]

         (3)SEC USE ONLY


         (4)SOURCE OF FUNDS*

            WC

         (5)CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)[   ]

         (6)CITIZENSHIP OR PLACE OF ORGANIZATION

            Nevada, USA

         NUMBER OF    (7)SOLE VOTING POWER
                         -0-
         SHARES
                      (8)SHARED VOTING POWER
         BENEFICIALLY    95,122

         OWNED BY     (9)SOLE DISPOSITIVE POWER
                         -0-
         EACH
                      (10)SHARED DISPOSITIVE POWER
         REPORTING        95,122

         PERSON WITH

         (11)AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             95,122

         (12)CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*[   ]

         (13)PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.16%

         (14)TYPE OF REPORTING PERSON*

             CO

         *  SEE INSTRUCTIONS BEFORE FILLING OUT!

         13D
         CUSIP No. 453235103

         (1)NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         McGhan Management Corporation

         (2)CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)
                                                                (b)[X]

         (3)SEC USE ONLY


         (4)SOURCE OF FUNDS*

            WC

         (5)CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)[   ]

         (6)CITIZENSHIP OR PLACE OF ORGANIZATION

            Nevada, USA

         NUMBER OF     (7)SOLE VOTING POWER
                          -0-
         SHARES
                       (8)SHARED VOTING POWER
         BENEFICIALLY     107,985

         OWNED BY      (9)SOLE DISPOSITIVE POWER
                          -0-
         EACH
                       (10)SHARED DISPOSITIVE POWER
         REPORTING         107,985

         PERSON WITH

         (11)AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             107,985

         (12)CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*[   ]

         (13)PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.31%

         (14)TYPE OF REPORTING PERSON*

             CO

         *  SEE INSTRUCTIONS BEFORE FILLING OUT!
         13D
         CUSIP No. 453235103

         (1)NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         McGhan Management Limited Partnership

         (2)CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)
                                                               (b)[X]

         (3)SEC USE ONLY


         (4)SOURCE OF FUNDS*

            WC

         (5)CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)[   ]

         (6)CITIZENSHIP OR PLACE OF ORGANIZATION

            Nevada, USA

         NUMBER OF     (7)SOLE VOTING POWER
                          -0-
         SHARES
                       (8)SHARED VOTING POWER
         BENEFICIALLY     197,280

         OWNED BY      (9)SOLE DISPOSITIVE POWER
                          -0-
         EACH
                       (10)SHARED DISPOSITIVE POWER
         REPORTING         197,280

         PERSON WITH

         (11)AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             197,280

         (12)CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*[   ]

         (13)PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             2.40%

         (14)TYPE OF REPORTING PERSON*

             CO

         *  SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      SCHEDULE 13D

    This Amendment No. 5 to the statement on Schedule 13D filed on behalf of Donald K. McGhan, Shirley M. McGhan, International Integrated Industries, L.L.C., McGhan Management Corporation, and McGhan Management Limited Partnership (collectively the "Reporting Persons"), as amended by Amendment No. 4 filed on January 27, 1997 (the "Schedule 13D"), relates to the common stock of Inamed Corporation, a Florida corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the
    Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

    ITEM 1.SECURITY AND ISSUER.

    No Change.

    ITEM 2.IDENTITY AND BACKGROUND.

    No Change.

    ITEM 3.SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Of the additional 49,250 shares  and  the  $50,000  principal amount of the 11% Secured Convertible Notes due 1999 of the Company acquired by the Reporting Persons since the filing of the Amendment No. 4 to Schedule 13D on January 27, 1997, 49,250 shares and $50,000 principal amount of Notes were purchased with the working capital of International Integrated Industries, L.L.C.
    The purchase price  of the Shares was 15,000 Shares at $5.375 per Share and 34,250 Shares at $5.00 per Share. The Notes were purchased at a price equal to their face amount.

    ITEM 4.PURPOSE OF TRANSACTION.

    As previously reported in Schedule 13D, International Integrated Industries, L.L.C. has acquired an additional 49,250 Shares and the $50,000 principal amount of the 11% Secured Convertible Notes due 1999 for the purpose of maintaining a significant equity position in the Company and to maximize the value of their investment. To this end, International Integrated Industries, L.L.C. intends to continually review the Company's business affairs and financial position and future prospects as well as conditions in the securities markets and general economic and industrial conditions.

    Based on such evaluation and review, and other factors (including, without limitation, the attitude of the Board of Directors and Management of the Company), International Integrated Industries, L.L.C. will continue to consider various alternative courses of action and will in the future take such actions with circumstances existing from time to time. Such actions may include seeking to maintain representation on the Board of Directors of the Company and remain a member of management, making recommendations to other members of management concerning various business strategies, acquisitions, dividend policies and other matters, seeking to acquire control of the Company through a proxy solicitation, tender offer, exchange offer or otherwise, or such other actions as Mr. McGhan and International Integrated Industries, L.L.C. may deem appropriate. Such actions may involve the purchase of additional shares or, alternatively, may involve the sale of all or a portion of the shares held by Mr. McGhan and International Integrated Industries, L.L.C. in the open market or in privately negotiated transactions to one or more purchasers.

    ITEM 5.INTEREST IN SECURITIES OF THE ISSUER.

    The following is added to Item 5:

    (a) Mr. McGhan directly owned 635,604 Shares on May 27, 1997, which he believes to be 7.74% of the outstanding class of Shares of the Issuer. Mr. McGhan's wife, Shirley M. McGhan, owns 207,310 Shares of Common Stock (or approximately 2.52% of the outstanding Shares) directly for her own account.

    Mr. McGhan disclaims beneficial ownership of the Shares owned by Mrs. McGhan. Mrs. McGhan disclaims beneficial ownership of the Shares owned by Mr. McGhan.{1}

    McGhan Management Corporation owned 107,985 Shares on May 27, 1997, which they believe to be 1.31% of the outstanding class of Shares of the Issuer.

    McGhan Management Limited Partnership owned 197,280 Shares on May 27, 1997, which they believe to be 2.40% of the entire outstanding class of Shares of the Issuer.

    International Integrated Industries, L.L.C. owned 87,250 Shares on May 27, 1997, which they believe to be 1.06% of the entire outstanding class of Shares of the Issuer. In addition, International Integrated Industries, L.L.C. owned on May 27, 1997, $50,000 principal amount of the 11% Secured Convertible Notes due 1999 which they believe to be able to be converted into Common Stock in the following amounts: a) 5,194 Shares from conversion of $28,571.43 at $5.50 per Share and b) 2,678 Shares from exercise of warrants representing $21,428.57 callable at $8.00 per Share. The result would be International Integrated Industries, L.L.C. owning 95,122 shares on May 27, 1997, which they believe to be 1.16% of the entire outstanding class of Shares of the Issuer.

    (b) Mr. McGhan has the sole power to vote, or to direct the vote, and the sole power to dispose, or to direct the disposition of the Shares owned by him directly, and disclaims any power to vote or direct the voting or to dispose of any of the Shares of Common Stock owned by Mrs. McGhan, subject to Nevada Community Property laws as applicable.

    Mr. McGhan is the Chairman of the Board and the majority Shareholder of McGhan Management Corporation and, as such, participates in voting on the directives that the Board of Directors authorizes for the Secretary of McGhan Management Corporation to act upon to vote, or to direct the vote, and to direct the disposition of the Shares owned by McGhan Management Corporation.

    Mr. McGhan is the General Manager and the sole General Partner of McGhan Management Limited Partnership and, as such, participates in decisions for McGhan Management Limited Partnership to direct the disposition of the Shares owned by McGhan Management Limited Partnership.


    1 Does not include (a) 9,400 Shares held of record by Nikki M. Moseley, a Director and Officer of McGhan Management Corporation; a Limited Partner of McGhan Management Limited Partnership; a Member of International Integrated Industries, L.L.C. and daughter of Mr. McGhan,(b)34,982 Shares held of record by a Living Trust established for the benefit of Nikki M. Moseley and (c) 10,350 Shares held of record by Garrett M. Wilson, Mr. McGhan's grandson and Mrs. Moseley's son.

    Mr. McGhan is the Managing Member of International Integrated Industries, L.L.C. and, as such, participates in voting on the directives that the Board of Members authorizes for the Secretary of International Integrated Industries, L.L.C. to act upon to vote, or to direct the vote, and to direct the disposition of the Shares owned by International Integrated Industries, L.L.C..

    (c) On March 25, 1997, International Integrated Industries, L.L.C. purchased 15,000 Shares. Such Shares were crossed on the NASDAQ market at a per share price of $5.375 per share. There was a single security transaction.

    On May 27, 1997, International  Integrated  Industries,  L.L.C.  purchased a
    total  of  34,250  Shares.   Such  Shares  were acquired in four (4) private
    transactions all priced at $5.00 per Share.

    (d) Mr. McGhan has the sole power to receive or direct the receipt of dividends from, or the proceeds from the sale of, the Shares of Common Stock owned by him directly and disclaims any power to receive or direct the receipt of dividends or proceeds of sale relating to the Shares of Common Stock owned by Mrs. McGhan.

    The Board of Members of International Integrated Industries, L.L.C. has the authority to receive or direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned directly by International Integrated Industries, L.L.C. Mr. McGhan is the Managing Member of International Integrated Industries, L.L.C.

    The Board of Directors of McGhan Management Corporation has the authority to direct the Secretary of McGhan Management Corporation to receive or direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned directly by McGhan Management Corporation. Mr.
    McGhan is the Chairman of the Board and the majority Shareholder of McGhan Management Corporation.

    The General Manager and General Partner of McGhan Management Limited Partnership has the authority to receive or direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned directly by McGhan Management Limited Partnership. Mr. McGhan is the General Manager and sole General Partner of McGhan Management Limited Partnership.

    The Board of Members of International Integrated Industries, L.L.C. has the authority to receive or direct the receipt of dividends from, or the proceeds from the sale of Common Stock owned directly by International Integrated Industries, L.L.C.. Mr. McGhan is the Managing Member of International Integrated Industries, L.L.C..

    (e)Not applicable.

    ITEM 6.CONTRACTS. ARRANGEMENTS. UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    No Change.

    ITEM 7.MATERIAL TO BE FILED AS EXHIBITS.

    None.



                                       SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    DATED:  May 27, 1997



                              /s/ Donald K. McGhan
                              Donald K. McGhan, Individually



                             /s/ Shirley M. McGhan
                             Shirley M. McGhan, Individually



                             INTERNATIONAL INTEGRATED INDUSTRIES, L.L.C.


                             /s/ Donald K. McGhan
                             Donald K. McGhan, Managing Member


                             McGHAN MANAGEMENT CORPORATION


                             /s/ Donald K. McGhan
                             Donald K. McGhan, Chairman


                             McGHAN MANAGEMENT LIMITED PARTNERSHIP

                             /s/ Donald K. McGhan
                             Donald K. McGhan, General Manager